NEWS RELEASE
TSX Venture Exchange Symbol: SNV	March 3rd, 2006

SONIC ANNOUNCES $2.5 MILLION PRIVATE PLACEMENT

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV – TSX Venture Exchange) today announced a non-brokered private placement of units at a price of $0.90 per unit for gross proceeds of $2.5 million. Each unit will consist of one common share and one-half a transferable share purchase warrant. Each warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. The private placement is subject to approval by the TSX Venture Exchange. The Company has agreed to pay a cash finder’s fee equal to an aggregate of 5% of the gross proceeds raised from the private placement from investors identified by the finders. All shares and warrants issued pursuant to this private placement will be subject to a 4 month hold period from the date of issuance.

The proceeds of the private placement will be used to ready the Company’s mobile PCB soil remediation treatment plant for use on upcoming projects in Canada and to fund continuing operations. On the completion of the private placement financing the Company will have 22.6 million shares issued and outstanding.

Sonic’s Mobile POP Remediation Plants
Sonic uses a two stage on-site treatment comprised of a solvent extraction stage which removes and concentrates the POP followed by a POP destruction stage which safely destroys the POP molecules. This non-thermal treatment has no risk of dioxin air emissions and can be used on any site, avoiding the need to move hazardous materials and permanently eliminating the liability and risks associated with such sites. The Sonic treatment plants have been extensively proven. The extraction stage uses our Terra-Kleen technology which has been used on sites throughout North America and is licenced internationally. The POP destruction stage uses the POP Sonoprocessä technology which has been used on projects in Western Canada. Sonic has sought approval for use of their treatment plants in Ontario and expects to be approved in the near future.

This does not constitute an offer of securities for sale in the United States. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S of the U.S. Securities Act) unless an exemption from registration is available.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.